

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2018

Brad Wolfe
Chief Financial Officer
FalconStor Software, Inc.
823 Congress Avenue, Suite 1300
Austin, TX 78701

> **Re: FalconStor Software, Inc**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 16, 2018**
> **File No. 000-23970**

Dear Mr. Wolfe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Proposal No. 3 Approval of an Amendment to our Restated Certificate of Incorporation to Increase the Authorized Shares, page 38

1.   We note that you are seeking an increase in the number of authorized shares of common stock to ensure that the company can issue all of the shares of common stock issuable upon the exercise of the financing warrants and the backstop warrants. Please provide the information required by Item 11 of Schedule 14A with respect to the issuance of the financing warrants and backstop warrants, or tell us why you believe such disclosure is not required. Refer to Note A to Schedule 14A.

Proposal No. 4 Approval of Amended and Restated Certificate of Designations, page 41

2.   This proposal relates to the modification of the terms of your Series A Convertible

Preferred Stock. Please revise your filing to provide information responsive to Item 12(a), (d) and (f) of Schedule 14A or tell us why such information is not required.

General

3.   On July 26, 2017 we issued a comment letter related to your preliminary proxy statement on Schedule 14A filed on July 17, 2017. Please explain why you did not respond to our comment letter or file a Form 8-K stating your intent not to proceed with this solicitation and add risk factor disclosurein this regard in future filings.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have questions or comments please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Katherine Wray, Staff Attorney, at (202) 551-3483.

Division of Corporation Finance
Office of Information Technologies
and Services